EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Third Quarter		First Nine Months
	2015	2014	2015	2014
Computation of Earnings:
Income before income taxes	$225	$314	$598	$735
Add:
Interest expense	31	34	92	92
Amortization of debt premium/discount and expenses	1	1	2	2
Interest portion of rent expense	6	6	18	18
Earnings as adjusted	$263	$355	$710	$847
Computation of Fixed Charges:
Interest expense	$31	$34	$92	$92
Amortization of debt premium/discount and expenses	1	1	2	2
Interest portion of rent expense	6	6	18	18
Fixed charges	$38	$41	$112	$112
Ratio of Earnings to Fixed Charges(A)	6.94	8.81	6.32	7.56
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(A)	Ratios were calculated prior to rounding to millions.